HIVE Digital Technologies Surges 18% in Monthly Bitcoin Production as Phase 2 Paraguay Expansion Launches; On Track for 25 EH/s and 12 BTC Per Day Run Rate by Year- End

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - July 8, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE), a global leader in sustainable digital infrastructure, is pleased to report a 18% increase in Bitcoin production in June compared to May 2025, as it continues its aggressive global scale-up strategy. The Company mined 164 Bitcoin in June, driven by early success at its newly energized 100 megawatt ("MW") Phase 1 in Paraguay, a key component in HIVE's march toward a 12 Bitcoin per day production target by year-end scaling in revenue and cash flow margins.

With the launch of Phase 2 in Paraguay, Management of HIVE believes that it has a clear runway to hyper-scale up to 25 EH/s by American Thanksgiving. Already delivering 11.4 EH/s in June, the Company has nearly doubled its hashrate since the end of March and is executing the most ambitious growth plans in the Company's history.

"This is a breakout moment for HIVE," said Frank Holmes, Co-Founder and Executive Chairman. "With two 100 MW phases in Paraguay and our rapid expansion, we are more than halfway to our 2025 production goal of 12 BTC per day. Under the outstanding leadership of Paraguay Country President Gabriel Lamas, we're scaling faster, greener, and more efficiently than ever before."

Phase 2 Launch Accelerates Momentum

HIVE is excited to announce the official launch of Phase 2 (second 100 MW) at its hydro-powered Yguazú facility in Paraguay. As of today, 0.4 exahash per second ("EH/s") of new machines are already hashing - more than 5% of the total potential Phase 2 capacity - with rapid deployments to continue throughout the summer. Once fully energized, Phase 2 will generate approximately 6.5 EH/s from next- generation Bitmain S21+ Hydro miners, pushing HIVE's global fleet efficiency to an industry-leading ~18.5 J/TH.

Aydin Kilic, President & CEO, added: "Paraguay has become a centerpiece of our green Bitcoin mining strategy. With hydro infrastructure, fiber, and cooling systems now fully operational, we're deploying new capacity at record speed. We expect a major lift in July as Phase 2 scales, propelling us toward our 25 EH/s goal."

June 2025 Production Highlights

  Bitcoin Produced: 164 BTC (vs. 139 BTC in May)
  Average Daily Production: 5.5 BTC/day
  Hashrate: Average hashrate of 11.0 EH/s in June, reaching a peak of 11.4 EH/s.
  Fleet Efficiency: ~20 J/TH
  BTC per EH/s: 15 BTC

Empowering Teams Through Ownership

To align long-term incentives across all levels of the organization, HIVE has granted 2,809,000 Restricted Share Units ("RSUs") to employees, officers, directors, and key consultants. These RSUs, which vest after one year, reflect the Company's deep commitment to rewarding and retaining the team driving HIVE's exceptional growth.

"This is about ownership at every level," said Holmes. "We believe every contributor to our mission - from technical operators to executive leadership - should share in our long-term success."

This broad-based equity grant supports a culture of "all oars in the water pulling in the same direction," innovation, accountability, recognition for hitting milestones and alignment with shareholders, reinforcing HIVE's commitment to sustainable growth and world-class execution.

BUZZ HPC Expands Sovereign AI Footprint in Canada

In parallel with Bitcoin expansion, HIVE's high-performance computing subsidiary BUZZ High Performance Computing Inc. ("BUZZ HPC") continues to scale its AI infrastructure. In June, BUZZ HPC signed a purchase agreement for a 7.2 MW Tier 3 data center campus located in Toronto, Canada, which will support up to 5,000 next-gen GPUs for sovereign Canadian AI compute.

Craig Tavares, President & COO of BUZZ HPC, said: "We believe that Toronto is a global AI epicenter, and this acquisition positions BUZZ to become a cornerstone of Canada's AI infrastructure - sovereign, secure, and scalable."

Strengthened Capital Position

For the three-month period ended June 30, 2025, the Company issued 38,109,822 common shares (the "October 2024 ATM Shares") pursuant to the at-the-market offering commenced in October 2024 and continued in May 2025 (the "October 2024 ATM Equity Program") for gross proceeds of C$96.7 million ($70.0 million). The October 2024 ATM Shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of C$2.54. Pursuant to the October 2024 ATM Equity program, a cash commission of $1.8 million on the aggregate gross proceeds raised was paid to the sales agents in connection with its services under the October 2024 ATM Equity Program.

The Company is using the net proceeds from the October 2024 ATM Equity Program to fuel further growth in ASIC and GPU infrastructure, data center expansions, and working capital needs.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the results of operations for June 2025; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/258071